UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Jennifer M. Schneck	Scott V. Simpson
Linklaters	Ann Beth Bejgrowicz
One Silk Street	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
London EC2Y 8HQ	40 Bank Street, Canary Wharf
England	London E14 5DS
011-44-20-7456-2000	England
011-44-20-7519-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED
ITEM 9. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(55)
EX-99.(A)(56)
EX-99.(A)(57)
EX-99.(A)(58)

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Gold Fields with the Securities and Exchange Commission (the “SEC”) on November 3, 2004, as amended, relating to the Offer. Except as otherwise defined herein, capitalized terms shall have the meaning given to them in the Schedule 14D-9.

This Amendment No. 9 amends and supplements Item 8 as follows:

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Legal Proceedings

On November 19, 2004, Gold Fields filed a Notice of Appeal in the Competition Appeal Court of South Africa to appeal the findings of the Competition Tribunal of South Africa delivered on November 18, 2004. A copy of the Notice of Appeal is filed herewith as Exhibit 99.(a)(55) and is incorporated herein by this reference.

Shareholder Communications

On November 19, 2004, Gold Fields made the following public communications:

•	Gold Fields placed an advertisement in certain publications on November 19, 2004 highlighting its financial and operational performance. A copy of the advertisement has been filed herewith as Exhibit 99.(a)(56) and is hereby incorporated herein by this reference.

•	Gold Fields placed an advertisement in certain publications on November 19, 2004 with a Q&A for the holders of Gold Fields Shares. A copy of the advertisement has been filed herewith as Exhibit 99.(a)(57) and is hereby incorporated herein by this reference.

•	Gold Fields released a statement by the Gold Fields Board encouraging holders of Gold Fields Shares to reject the Offer and to vote in favor of Gold Fields proposed transaction with IAMGold Corporation. A copy of the Board’s statement has been filed herewith as Exhibit 99.(a)(58) and is hereby incorporated herein by this reference.

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This Amendment No. 9 amends and restates Item 9 as follows:

ITEM 9.     EXHIBITS

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)+	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)+	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99.	(a)(22)+	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99.	(a)(23)+	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99.	(a)(24)+	Letter from Gold Fields to Harmony shareholders instructing them to vote against Harmony resolutions to be tabled at Harmony’s November 12, 2004 shareholder meeting, dated November 5, 2004
99.	(a)(25)+	Transcript of presentation given by Gold Fields, dated November 3, 2004
99.	(a)(26)+	Transcript of conference call hosted by Gold Fields, dated November 3, 2004
99.	(a)(27)+	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99.	(a)(28)+	A letter re-released on November 8, 2004, from Gold Fields to Harmony shareholders, dated November 3, 2004
99.	(a)(29)+	Letter from Gold Fields to its shareholders, dated November 8, 2004
99.	(a)(30)+	Investor script used by Computershare Investor Services 2004 (Proprietary) Limited to answer questions by Gold Fields shareholders
99.	(a)(31)+	Editorial by Ian Cockerill appearing in the South African Sunday Times on November 7, 2004
99.	(a)(32)+	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99.	(a)(33)+	Gold Fields press release relating to Harmony’s gold reserves, dated November 9, 2004
99.	(a)(34)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 9, 2004
99.	(a)(35)+	Gold Fields press release responding to a Harmony presentation, dated November 9,2004
99.	(a)(36)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields and Harmony shareholders, dated November 9, 2004
99.	(a)(37)+	Judgment by the High Court of South Africa, dated November 11, 2004
99.	(a)(38)+	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99.	(a)(39)+	Press release announcing relating to Andisa Capital, dated November 11, 2004
99.	(a)(40)+	Editorial by Ian Cockerill appearing in the Star Business Report, on November 11, 2004
99.	(a)(41)+	Press release commenting on the results of Harmony’s general meeting, dated November 12, 2004
99.	(a)(42)+	Advertisement appearing in Business Day on November 15, 2004
99.	(a)(43)+	Press release regarding the decline in price of Gold Fields and Harmony shares, dated November 16, 2004
99.	(a)(44)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields shareholders, dated November 16, 2004
99.	(a)(45)+	Transcript of address by Ian Cockerill to Gold Fields shareholders at Gold Fields’ Annual General Meeting, dated November 16, 2004

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Exhibit		Description

99	.(a)(46)+	Press release regarding address by Ian Cockerill at Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(47)+	Press release regarding the results of Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(48)+	Advertisement appearing in Business Day on November 16, 2004
99	.(a)(49)+	Gold Fields’ advertisement with the remarks of Ian D. Cockerill, Chief Executive Officer of Gold Fields, at the Gold Fields Annual General Meeting held on November 16, 2004, dated November 17, 2004
99	.(a)(50)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(51)+	Gold Fields’ advertisement discussing the Offer, dated November 18, 2004
99	.(a)(52)+	Gold Fields’ press release announcing its production expectations for the three months ending December 31, 2004, dated November 18, 2004
99	.(a)(53)+	Gold Fields’ Frequently Asked Questions in respect of the Offer, dated November 18, 2004
99	.(a)(54)+	Letter from Ian Cockerill, Chief Executive Officer of Gold Fields, to holders of Gold Fields Shares, dated November 18, 2004
99	.(a)(55)º	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(56)º	Gold Fields’ advertisement highlighting its financial and operational performance, dated November 19, 2004
99	.(a)(57)º	Gold Fields’ advertisement with a Q&A for the holders of Gold Fields Shares, dated November 19, 2004
99	.(a)(58)º	Press release of a statement by the Gold Fields Board relating to the Offer and the proposed transaction with IAMGold Corporation, dated November 19, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Previously filed.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and Chief Financial Officer
Date: November 19, 2004

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)+	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)+	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99.	(a)(22)+	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99.	(a)(23)+	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99.	(a)(24)+	Letter from Gold Fields to Harmony shareholders instructing them to vote against Harmony resolutions to be tabled at Harmony’s November 12, 2004 shareholder meeting, dated November 5, 2004
99.	(a)(25)+	Transcript of presentation given by Gold Fields, dated November 3, 2004
99.	(a)(26)+	Transcript of conference call hosted by Gold Fields, dated November 3, 2004
99.	(a)(27)+	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99.	(a)(28)+	A letter re-released on November 8, 2004, from Gold Fields to Harmony shareholders, dated November 3, 2004
99.	(a)(29)+	Letter from Gold Fields to its shareholders, dated November 8, 2004
99.	(a)(30)+	Investor script used by Computershare Investor Services 2004 (Proprietary) Limited to answer questions by Gold Fields shareholders
99.	(a)(31)+	Editorial by Ian Cockerill appearing in the South African Sunday Times on November 7, 2004
99.	(a)(32)+	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99.	(a)(33)+	Gold Fields press release relating to Harmony’s gold reserves, dated November 9, 2004
99.	(a)(34)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 9, 2004
99.	(a)(35)+	Gold Fields press release responding to a Harmony presentation, dated November 9,2004
99.	(a)(36)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields and Harmony shareholders, dated November 9, 2004
99.	(a)(37)+	Judgment by the High Court of South Africa, dated November 11, 2004
99.	(a)(38)+	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99.	(a)(39)+	Press release announcing relating to Andisa Capital, dated November 11, 2004
99.	(a)(40)+	Editorial by Ian Cockerill appearing in the Star Business Report, on November 11, 2004
99.	(a)(41)+	Press release commenting on the results of Harmony’s general meeting, dated November 12, 2004
99.	(a)(42)+	Advertisement appearing in Business Day on November 15, 2004
99.	(a)(43)+	Press release regarding the decline in price of Gold Fields and Harmony shares, dated November 16, 2004
99.	(a)(44)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields shareholders, dated November 16, 2004
99.	(a)(45)+	Transcript of address by Ian Cockerill to Gold Fields shareholders at Gold Fields’ Annual General Meeting, dated November 16, 2004

i

Exhibit		Description

99	.(a)(46)+	Press release regarding address by Ian Cockerill at Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(47)+	Press release regarding the results of Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(48)+	Advertisement appearing in Business Day on November 16, 2004
99	.(a)(49)+	Gold Fields’ advertisement with the remarks of Ian D. Cockerill, Chief Executive Officer of Gold Fields, at the Gold Fields Annual General Meeting held on November 16, 2004, dated November 17, 2004
99	.(a)(50)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(51)+	Gold Fields’ advertisement discussing the Offer, dated November 18, 2004
99	.(a)(52)+	Gold Fields’ press release announcing its production expectations for the three months ending December 31, 2004, dated November 18, 2004
99	.(a)(53)+	Gold Fields’ Frequently Asked Questions in respect of the Offer, dated November 18, 2004
99	.(a)(54)+	Letter from Ian Cockerill, Chief Executive Officer of Gold Fields, to holders of Gold Fields Shares, dated November 18, 2004
99	.(a)(55)º	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(56)º	Gold Fields’ advertisement highlighting its financial and operational performance, dated November 19, 2004
99	.(a)(57)º	Gold Fields’ advertisement with a Q&A for the holders of Gold Fields Shares, dated November 19, 2004
99	.(a)(58)º	Press release of a statement by the Gold Fields Board relating to the Offer and the proposed transaction with IAMGold Corporation, dated November 19, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Previously filed.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

ii